Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

July 24, 2013

VIA EDGAR

Pamela Long

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Global Brass and Copper, Inc.
Registration Statement on Form S-4
Filed June 10, 2013
File No: 333-189221

Dear Ms. Long:

On behalf of Global Brass and Copper, Inc. (the “Company”), we hereby submit in electronic form for filing the accompanying responses to the comment letter, dated July 3, 2013 (the “Comment Letter”), of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the Company’s Registration Statement on Form S-4 filed on June 10, 2013 (the “Registration Statement”). The Company is also submitting herewith an electronic version of Amendment No. 1 to the Registration Statement (“Amendment No. 1”), marked to show changes from the Registration Statement. The text of the Staff’s comments is reprinted below in italics and is followed by the Company’s responses.

Registration Statement on Form S-4

General

1.	Comment: We note that you are registering the exchange notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). With the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Response: In response to the Staff’s comment, the Company has supplementally provided the requested letter and representations.

The Exchange Offer, page 189

Expiration Date; Extensions; Amendments; Termination, page 189

2.	Comment: Please revise your disclosure to clarify your obligation to extend the offer period also in connection with a waiver of a material condition so that at least five business days remain in the offer.

Pamela Long, Assistant Director

Division of Corporation Finance

July 24, 2013

Response: In response to the Staff’s comment, the Company has revised the disclosure to clarify its obligation to extend the offer period also in connection with a waiver of a material condition so that at least five business days remain in the offer. See pages 189 and 190 of Amendment No. 1.

Limitation on Stock Collateral, page 203

3.	Comment: We note that the capital stock of your subsidiaries has been provided as collateral and that any capital stock and other securities of any of your subsidiaries will be excluded from the collateral pool to the extent the inclusion would cause the subsidiary to file separate financial statements pursuant to Article 3-16 of Regulation S-X. Please explain how your current disclosure enables holders of the Notes to understand how the Article 3-16 exclusion provision impacts their security interests. Please disclose here or expand your risk factor disclosure on page 54 to provide the following information so that noteholders can better understand the implication that the collateral cutback provision has on their security interest:

•

the name(s) of any subsidiary that as of the latest balance sheet date (1) has capital stock collateralizing the Notes, and (2) has the greater of the book value or market (fair) value of its capital stock equaling 20% or more of the current principal amount of the registered notes; the aggregate percentages of consolidated assets, revenue, and pre-tax income which is comprised of the subsidiaries identified above;

•	how you determined the book value and market value of each company and what the book value and market value of each company is;

•

that based on the applicable data as of the latest balance sheet date, the security interest held by noteholders in the capital stock of the subsidiaries identified above could be significantly limited; and

•

that the subsidiaries impacted by the Article 3-16 exclusion may change based on the corresponding changes in the values of the capital stock as well as changes in the outstanding principal amount of the registered Notes.

Response: In response to the Staff’s comment, the Company has revised the risk factor disclosure in the Registration Statement. See pages 54 and 55 of Amendment No. 1.

Undertakings, page II-5

4.	Comment: Please include the undertakings set forth in Item 512(h) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has included the undertakings set forth in Item 512(h) of Regulation S-K. See page II-6 of Amendment No. 1.

Exhibit 5.1 Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP

5.	Comment: Please have counsel revise clause (ii) in the last paragraph on page three of the opinion so the exception applies to the company in addition to the Delaware guarantors.

Response: In response to the Staff’s comment, counsel has revised clause (ii) in the last paragraph on page three of the opinion so the exception applies to the company in addition to the Delaware guarantors. See new Exhibit 5.1 submitted with Amendment No. 1.

*        *        *

Pamela Long, Assistant Director

Division of Corporation Finance

July 24, 2013

In connection with responding to the Comment Letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company further understands that the Division of Enforcement has access to all information that the Company provides to the Staff of the Division of Corporation Finance in your review of the Company’s filing or in response to the Staff’s comments on the Company’s filing.

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (212) 373-3052 or lwee@paulweiss.com.

Sincerely,

/s/ Lawrence G. Wee, Esq.
Lawrence G. Wee, Esq.

cc:	Scott B. Hamilton, Esq.

  General Counsel and Secretary

Global Brass and Copper, Inc.